Exhibit 99.1

Suite 16.01 Level 16, 213 Miller Street North Sydney NSW 2060 www.Ioneer.com

Investor Webinar following Ore Reserve Upgrade and Updated Economics Announcement

SYDNEY, Australia – 2 June 2025 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) invites investors to join a conference call with company management following the announcement of the Rhyolite Ridge Project Ore Reserve estimate quadrupling and release of robust Project economics.

Analyst and Investor Briefing

Event:	Ioneer Ltd (ASX:INR, NASDAQ: IONR) Investor Conference Call

Date/Time:	Today, Monday 2 June 2025 at 12.00 noon AEST (10pm ET)

Presenters:	Bernard Rowe (Managing Director)

Webinar
To register for the webinar, please follow this link:
https://us02web.zoom.us/j/81292143931

Participants will receive a calendar invite, conference call details and a unique code to be quoted when dialling into the call.

A replay of the conference call will also be available on request and at the Company website.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

Investor Relations

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited

Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Investor Relations (AUS) T: +61 434 567 155 E: ibucknell@ioneer.com

Media Relations

Daniel Francis, FGS Global

E: daniel.francis@fgsglobal.com

ABN 76 098 564 606 ASX: INR Nasdaq: IONR

Suite 16.01 Level 16, 213 Miller Street North Sydney NSW 2060 www.Ioneer.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube

2	ABN 76 098 564 606 ASX: INR Nasdaq: IONR